UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254516) AND EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-268582), FORM S-8 (FILE NO. 333-250930), FORM S-8 (FILE NO. 333-237367), FORM S-8 (FILE NO. 333-231556), FORM S-8 (FILE NO. 333-227335), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Anheuser-Busch Frontline Employee and Wholesaler Support Plan

On June 15, 2023, Anheuser-Busch CEO, Brendan Whitworth, shared the following statement with employees and the Anheuser-Busch wholesaler network:

We recognize that over the last two months, the discussion surrounding our company and Bud Light has moved away from beer and this has impacted our consumers, our business partners, and our employees.

We are a beer company, and beer is for everyone.

Today, we are announcing three important actions as we continue to move our business forward.

First, we are investing to protect the jobs of our frontline employees.

Second, we are providing financial assistance to our independent wholesalers to help them support their employees.

Third, to all our valued consumers, we hear you. Our summer advertising launches next week and you can look forward to Bud Light reinforcing what you’ve always loved about our brand – that it’s easy to drink and easy to enjoy.

As we move forward, we will focus on what we do best – brewing great beer and earning our place in moments that matter to you.

Here’s to a future with more cheers.

Brendan Whitworth

CEO Anheuser-Busch

AB InBev Contacts

Investors	Media

Shaun Fullalove	Kate Laverge
Tel: +1 212 573 9287	Tel: +1 917 940 7421
E-mail: shaun.fullalove@ab-inbev.com	E-mail: kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti
Tel: +32 16 276 888	Tel: +1 646 249 5440
E-mail: maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Cyrus Nentin	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: cyrus.nentin@ab-inbev.com	Email: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

AB InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

Forward-Looking Statements

This report contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this report include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on March 17, 2023 and ongoing market response to the Bud Light controversy. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the business and economic environment. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Annex

The wholesaler support actions referenced by Mr. Whitworth in the above include the following:

•

Financial Support: Anheuser-Busch will assess prior performance impact on an individual wholesaler basis and, in accordance with legal and regulatory requirements, plans to provide a sales incentive payment to wholesalers for beer sold through the end of 2023.

•	Extended Credit: In accordance with legal and regulatory requirements, Anheuser-Busch will extend additional credit to wholesalers through the end of 2023.

•	Freight/Fuel Surcharge Reimbursement: Anheuser-Busch will reimburse wholesalers for the freight/fuel surcharge through the end of 2023.

•	Incremental Local Market Investment: Anheuser-Busch will increase investments behind its brands in local markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: June 15, 2023	By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch Title: Global Legal Director Corporate